EXHIBIT 99.1

NEWS RELEASE

OTC BB: VCTZF

Cusip# 91881202

Valcent’s AlphaCrop Prototype Is Operational

Launceston College Becomes World’s First Academic Institute to Use a Vertical Growing System

(Marketwire –March 23, 2010) Valcent Products, www.valcent.net, today announces that the first prototype of the new AlphaCropTM vertical growing system has  been delivered and is operational at the Company’s facilities in Cornwall, England. AlphaCrop™ complements the well established VertiCrop™ system and is specially designed for smaller commercial growers and amateur growers looking for smaller but still highly cost effective compact units which demonstrate their commitment to growing fresh produce and reducing food miles.

“This premier unit has been designed to enable root crops such as baby carrots and salad potatoes to be grown, as well as fruit crops including strawberries,” says Chris Bradford, President and CEO of Valcent Products.   “Plant trials with a variety of crops will commence shortly, and it is expected that AlphaCropTM units will complement the production of leaf crops from the Company’s larger VertiCropTM system.  AlphaCropTM will eventually be manufactured in three different sizes to suit a wide range of grower requirements.”

“So far the performance of the prototype has met all our requirements” says Bradford “and within a few days the second prototype will be delivered which has been designed specifically for the keen amateur gardener and hobby grower.  AlphaCropTM can be adapted to a variety of growing methods, employing a hydroponics system or using conventional growing media such as compost, to meet organic standards if required.

Together with the company’s early success with the prototype comes the news that Launceston College will become the first academic institute in the world to use a vertical growing system both as an educational facility and also to provide fresh produce for their students.  Launceston College has recently been re-designated as a specialist technology center preparing students for science courses at University. The College will take delivery of the first commercial AlphaCropTMunit off the production line which will be used by the Applied Sciences department to introduce students to the concept of vertical farming, and by students in the Hospitality diploma course supplying fresh vegetables for their catering unit.

“We are really excited about the prospect of working with this ground breaking technology,” said Claire Penfold, the College’s Deputy Principal  “We already have a close working relationship with Valcent Products who are our neighbors in Launceston, and our students visit their research facilities on a regular basis.  When we heard about the AlphaCropTM development, we recognized immediately that it could play a key role in providing a practical demonstration of this new technology in a learning environment, and we will be working closely with the Valcent team to explore its full potential.”

AlphaCropTM will be distributed throughout the United Kingdom and Ireland by Ikon International, who will be displaying the “hobby grower” version of the prototype on their stand at GROW 2010, the International Hydroponics Exhibition to be held in Manchester on 27th – 28th March.

AlphaCropTM will also be distributed through Em-Link LLC, the Boston based Master Distributor for Valcent products in the United States, who have already secured significant interest for the company’s VertiCropTM system in a number of major US cities.

To view the AlphaCropTM prototype undergoing acceptance trails, please visit the website at www.valcent.eu and click on to the video link.

About Valcent Products Inc:

Valcent Products Inc. (OTCBB: VCTZF) specializes in growing solutions and plant based consumer products and is a leader in the development of innovative and practical eco-technologies. For more information, visit: www.valcent.net and www.valcent.eu and contribute at http://blog.valcent.net/ .

Contacts:
Investor Relations Gerry Jardine or Mike Parker (888) 506-7979 or worldwide (604) 608-6192 info@valcent.net	Media Relations Nancy Tamosaitis Vorticom Public Relations 212.532.2208 Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.